July 25, 2024

Re:	GrowHub Limited
Draft Registration Statement on Form F-1
Submitted June 17, 2024
CIK No. 0002024114

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of GrowHub Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 12, 2024 with respect to the Draft Registration Statement on Form F-1, CIK No. 0002024114 (“F-1”), submitted on June 17, 2024 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form F-1

Cover Page

1.	Please revise to include a brief description of the material terms of the Underwriter Warrants.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on the cover page of the Revised F-1.

Risk Factors

We receive a substantial portion of our revenues..., page 15

2.	Please identify your largest customer that accounted for 58.6% and 66.4%, respectively, of your total revenues for the fiscal years ended December 31, 2023 and December 31, 2022, describe the materials terms of your agreements with this customer and file the agreement with this customer as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company respectfully submits that it did not identify the two largest customers as the Company believes that the identification of these two customers is not information that is material to an investor or would increase an investor’s understanding of the Company given that the largest customer in 2022 was not a customer of the Company in 2023 and the Company does not expect the largest customer in 2023 to be a customer in 2024.

Additionally, the Company respectfully advises the Staff that it determined that its agreements with these two customers are not material agreements under Item 601(b)(10) of Regulation S-K because (1) the agreements were entered into in the ordinary course of the Company’s business and the forms of agreements constituting the entire customer relationship are ordinary course agreements for the Company and (2) the Company’s business and profitability are not substantially dependent on any of the agreements with these two largest customers, given that (i) the Company has not signed any long term contract with these customers, (ii) the nature of the Company’s business is project-based, therefore it would not rely on any single customer for recurring revenue in the long run, and (iii) the loss of any one customer will not materially and adversely affect the Company’s profitability in the long run because of the Company’s ability to attract new customers and to secure new projects from its existing customers, which flexibility is demonstrated by the fact that the Company did not generate any of its revenue for 2023 from the largest customer of 2022.

Item 601(b)(10)(ii) of Regulation S-K provides that if a contract ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls under one of four enumerated exceptions. The Company has reviewed its relationship with the two customers and, based on that review, believes that the agreements with these two customers are the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course. Therefore, the agreements with these two customers do not fall into any of the four enumerated exceptions for contracts entered into in the ordinary course of business.

The Company added the relevant disclosure on page 63 of the Revised F-1 to clarify the above.

Risks Related to Our Class A Ordinary Shares, page 24

3.	Please revise to include a risk factor regarding the risks to investors of being a controlled company.

Response: In response to the Staff’s comment, the Company added the relevant disclosure on page 26 of the Revised F-1.

Capitalization, page 38

4.	We note your disclosure on page F-7 that you are expected to complete an internal reorganization prior to your listing and this reorganization of your legal structure has not yet occurred. Further, we note that you have 1 share issued and outstanding as of December 31, 2022 and 2023. Provide a pro forma column to reflect the impact of this reorganization.

Response: The Company respectfully advises the Staff that the reorganization will be completed prior to the effectiveness of the registration statement and the effect of the reorganization will be retrospectively adjusted in the financial statements in accordance with SAB Topic 4C. Therefore, a pro-forma column is not needed and the Company will complete and update the capitalization table when the reorganization has been completed.

2. Product Trading Facilitation, page 41

5.	Please clarify how the company utilizes AI technology as it is unclear how artificial intelligence technology relates to your business. Please provide a more complete description of how you intend to utilize artificial intelligence in your products and describe your current phase of development. Additionally, you state that you are “[a]rmed with . . . AI-driven analytics.” Please explain how such analytics facilitate your claim that you can “better tailor [y]our offerings to meet specific customer needs and drive further adoption.”

Response: In response to the Staff’s comment, the Company added the relevant disclosure on page 41 of the Revised F-1.

Platform subscription revenue, page 43

6.	Please revise to disclose how Web3 relates to your business and how you intend to develop and sell products related to this technology. Describe your current phase of development, including any material business operations for such technology.

Response: In response to the Staff’s comment, the Company added the relevant disclosure on page 43 of the Revised F-1.

Results of Operations

Comparison of Years Ended December 31, 2022 and 2023

Cost of revenue, page 44

7.	Please explain why you do not present any expenses as cost of revenue for your Professional Service revenue or Platform subscription revenue. For example, clarify why the salaries of your consultants that provide IT consultancy service projects are not presented as cost of revenue.

Response: The Company respectfully advises the Staff that it does not present any expenses as cost of revenue for:

(a)	Professional Service revenue, because the internal team members are involved in overlapping work assignments like developing and maintaining the Traceability Platform and overseeing the day-to-day operations during the provision of these advisory services project timeframe. Direct costs assignment to specific services contracts can be onerous. All staff expenses are accounted either as overheads under wages and salaries or Intangible Asset - Software (i.e. capitalized cost for development of the Traceability Platform); and

(b)	Platform subscription revenue, because the cloud services expenses incurred monthly are mainly for the development and maintenance of the Traceability Platform. The direct cost attributable to the Company’s current subscribers base is negligible for 2023.

Non-GAAP financial data (unaudited), page 45

8.	We note that you present a non-GAAP measure to add back inventory write offs to gross loss from sale of goods. Please tell us how you concluded that inventory write offs are not a normal recurring operating expense of your operations. For guidance, refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company is transitioning its business model to a consignment basis. The inventory written off mainly consists of perishable products with a shelf life of less than 2 years. As the Company will primarily trade on a consignment basis moving forward, the inventory write-off is considered a non-recurring operating expense.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Working Capital, page 47

9.	Please revise to separately analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the long-term (i.e., beyond the next 12 months). Refer to Item 5.B. of Form 20-F.

Response: In response to the Staff’s comment, the Company added the relevant disclosure on page 47 of the Revised F-1.

Business

Overview, page 54

10.	Please describe the Polygon network and how you utilize its blockchain functionality for your business and tell us whether you utilize its smart contract functionality.

Response: In response to the Staff’s comment, the Company added the relevant disclosure on page 54 of the Revised F-1.

11.	We note your disclosure that “the GrowHub Innovation Centre represents the culmination of the Company’s commitment to fostering collaboration with the Australian government.” Please disclose whether you have any agreements with the Australian government for the GrowHub Innovation Centre, and, if so, describe the material terms of those agreements.

Response: In response to the Staff’s comment, the Company respectfully submits that there is no other agreement with the Australia government except for the lease agreement with the Shire of Murray in Western Australia disclosed in the Revised F-1.

The GrowHub Platform, page 56

12.	Please explain whether the platform is comprehensive in its data capture or is subject to data gaps from insufficient information inputs as it relates to the process of creating a “checkpoint” from third party applications and devices. Further, explain how a “checkpoint” is created and uploaded to the blockchain from third party applications and devices.

Response: In response to the Staff’s comment, the Company added the relevant disclosure on page 56 of the Revised F-1.

Anti-counterfeit solution, page 57

13.	We note your disclosure that the company “provides food suppliers with anti-counterfeiting authentication labelling tools, and together with the GrowHub Platform’s traceability solution, food suppliers can monitor the entire supply chain, ensuring integrity and authenticity of products.” Please explain how this technology works to monitor “the entire supply chain.”

Response: In response to the Staff’s comment, the Company added the relevant disclosure on page 57 of the Revised F-1.

Carbon management solution, page 57

14.	Please clearly explain the technology that powers the “tool to monitor, track, and manage [your customers] carbon emissions effectively.” Explain whether the information is provided by customers or some other external dataset.

Response: In response to the Staff’s comment, the Company added the relevant disclosure on page 57 of the Revised F-1.

Product Trading Facilitation, page 59

15	We note your disclosure that “Metro has carried nearly 400 different products through GrowHub.” Please clearly disclose how many products are traceable through the company’s platform.

Response: In response to the Staff’s comment, the Company added the relevant disclosure on page 59 of the Revised F-1.

Our Major Customers, page 63

16.	Your disclosure here that your largest customers represented approximately 58.6% and 66.4%, respectively, of your total revenues is inconsistent with your disclosure on page 15 that a single customer accounted for this percentage of your revenues. Please revise or advise.

Response: In response to the Staff’s comment, the Company revised the relevant disclosure on pages 15 and 63 of the Revised F-1.

Principal Shareholders, page 73

17.	Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Response: In response to the Staff’s comment, the Company added the relevant disclosure on page 73 of the Revised F-1. Further, the Company respectfully submits that since the Group is currently in the process of reorganization, it can only fill out number of Class A Ordinary Shares and Class B Ordinary Shares post reorganization.

Consolidated Statements of Cash Flows , page F-6

18.	Please present Deferred offering costs as a cash flow from financing activity. Refer to ASC 230-10-45-14 & 45-15.

Response: In response to the Staff’s comment, the Company added the relevant disclosure on page F-6 of the Revised F-1.

Notes to Consolidated Financial Statements

Note 6 - Intangible assets, net, page F-16

19.	We note that the Peel Agri-Innovation Project balance represents approximately 78% of your total assets as of December 31, 2023. Please disclose the nature of this balance. Further, disclose how this asset was acquired, including the terms.

Response: In response to the Staff’s comment, the Company added the relevant disclosure on page F-16 of the Revised F-1.

General

20.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company respectfully submits that there were no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, were presented to potential investors in reliance on Section 5(d) of the Securities Act.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick